Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia Makes Strategic Investment in
Powerful New Game Studio Neostorm
New “roll-up” one of largest casual studios in Korea
TAIPEI, Taiwan, December 14, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today a strategic partnership with and investment in leading game development studio Neostorm Holdings Limited (“Neostorm”).
Neostorm is one of the largest independent game developers in South Korea. The company was originally formed by the merger of four separate online games studios, creating a powerful full-range company with extensive technology, development and production capabilities. Neostorm focuses on the enormous casual games market targeting the “medium-core” gamer. Neostorm has a top-tier management and development team composed of experienced professionals with strong track records at leading game companies, including NCsoft Corporation, Nexon Corporation and NHN Corporation.
“Neostorm is a game development powerhouse,” stated GigaMedia President Thomas Hui. “We are very excited to partner with them and continue strengthening our portfolio of world-class entertainment content.”
“With unparalleled reach and an extensive network of strong strategic partners, GigaMedia brings to bear tremendous resources,” stated Chief Executive Officer Chris Kim of Neostorm. “Together, we are positioned to capture enormous regional opportunities in online games.”
The agreement strengthens GigaMedia’s ability to develop and source popular online games and distribute them throughout the region.
“We are rapidly building an exciting regional online entertainment business with strong competitive advantages and operating synergies,” stated

President Thomas Hui. “Neostorm is an outstanding partner whose games will help fuel strong long-term growth.”
Pursuant to the terms of the strategic partnership with Neostorm, GigaMedia has made an investment and obtained board representation, options for additional investment, and certain strategic rights.
Currently, Neostorm has four online casual titles under development with launch dates for three of them expected in 2008.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Neostorm Holdings Limited
Neostorm Holdings Limited was founded in Seoul, Korea in 2007 by merging four previously independent game development studios into one, creating one of the largest independent game development companies in South Korea. Neostorm is currently working on four medium-core casual game titles, three of which expect to launch in 2008.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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